EXCHANGE OFFER AGREEMENT

This Exchange Offer Agreement, dated as of July 20, 2010 (this “Agreement”), is entered into by and between Thwapr, Inc., a Nevada corporation (the “Company”), and each of the undersigned holders (each a “Stockholder”, collectively, the “Stockholders”) of Common Stock of the Company, par value $0.0001 per share (the “Common Stock”).

RECITALS

WHEREAS, the Stockholders currently hold shares of the Company’s Common Stock;

WHEREAS, the Company and the Stockholders desire to conduct a share exchange pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended (the “Act”), pursuant to which the Stockholders will exchange the number of issued and outstanding shares of Common Stock set forth next to their respective names in Exhibit A for shares of preferred stock, par value $0.0001 per share (the “Series A Preferred Stock”) that will be convertible into shares of Common Stock;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, each Stockholder and the Company agree as follows:

1.          Exchange of Common Stock for Series A Preferred Stock.  The Stockholders hereby agree to exchange the number of shares of Common Stock of the Company set forth next to their respective names in Exhibit A, for shares of Series A Preferred Stock of the Company at a ratio of one (1) share of Series A Preferred Stock for three (3) shares of Common Stock, with such rights and designations of the Series A Preferred Stock evidenced by the Certificate of Designation attached hereto as Exhibit B (the “Certificate of Designation”) in the respective amounts listed on Exhibit A. The Company shall not be required to issue or deliver any fractional shares of Series A Preferred Stock.  Any fractional shares of Series A Preferred Stock resulting from the exchange of the Common Stock shall be rounded upward to the nearest whole number.  Each Stockholder agrees to surrender to the Company such Stockholder’s original stock certificate(s) representing the shares of Common Stock being exchanged for shares of Series A Preferred Stock pursuant to this Agreement within five (5) days of the date of this Agreement.  Upon surrender by each Stockholder of such Stockholder’s original Common Stock certificate(s) for cancellation, the Company shall issue to such Stockholder a new certificate evidencing the number of shares of Series A Preferred Stock next to each such Stockholder’s name in Exhibit A.

2.          Conversion of Series A Preferred Stock.  The shares of Series A Preferred Stock held by each Stockholder are convertible into shares of Common Stock at a ratio of three (3) shares of Common Stock for each one (1) share of Series A Preferred Stock (subject to adjustments as set forth in the Certificate of Designation), at the option of such Stockholder or upon certain events as set forth in the Certificate of Designation.

3.          Representations and Warranties of the Stockholders.  Each Stockholder represents and warrants to the Company as follows:

a.	Stockholder is the beneficial and record holder of the number of shares of Common Stock set forth next to such Stockholder’s name on Exhibit A.

b.	Stockholder has not transferred, assigned, pledged or hypothecated, in whole or in part, such Stockholder’s shares of Common Stock or granted any interest therein or thereto.

c.	Stockholder understands that the Series A Preferred Stock is not presently registered.

d.
Stockholder acknowledges that the Series A Preferred Stock must be held indefinitely unless such Series A Preferred Stock is converted into shares of Common Stock pursuant to the terms of the Certificate of Designation and such shares of Common Stock are subsequently registered under the Act or unless an exemption from such registration is available.

e.
Stockholder acknowledges that such Stockholder has had the opportunity to ask questions of, and receive answers from the Company or any person acting on Stockholder’s behalf concerning the Company and its business and to obtain any additional information, to the extent possessed by the Company (or to the extent it could have been acquired by the Company without unreasonable effort or expense) necessary to verify the accuracy of the information received by Stockholder. In connection therewith, Stockholder acknowledges that Stockholder has had the opportunity to discuss the Company’s business, management and financial affairs with the Company’s management or any person acting on its behalf. Each Stockholder has received and reviewed this Agreement, and all the information, both written and oral, that such Stockholder desires. Without limiting the generality of the foregoing, Stockholder has been furnished with or has had the opportunity to acquire, and to review, all information, both written and oral, that such Stockholder desires with respect to the Company’s business, management, financial affairs and prospects. In determining whether to enter into this Agreement, Stockholder has relied solely on such Stockholder’s own knowledge and understanding of the Company and its business based upon such Stockholder’s own due diligence investigations and the information furnished pursuant to this paragraph. Stockholder understands that no person has been authorized to give any information or to make any representations which were not furnished pursuant to this paragraph and Stockholder has not relied on any other representations or information.

f.
Stockholder has all requisite legal and other power and authority to execute and deliver this Agreement and to carry out and perform Stockholder’s obligations under the terms of this Agreement. This Agreement constitutes a valid and legally binding obligation of Stockholder, enforceable in accordance with its terms, and subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other general principals of equity, whether such enforcement is considered in a proceeding in equity or law.

g.
Stockholder has carefully considered and has discussed with Stockholder’s professional legal, tax, accounting and financial advisors, to the extent Stockholder has deemed necessary, the suitability of this investment and the transactions contemplated by this Agreement for Stockholder’s particular federal, state, local and foreign tax and financial situation and has determined that this investment and the transactions contemplated by this Agreement are a suitable investment for Stockholder. Stockholder relies solely on such advisors and not on any statements or representations of the Company or any of its agents. Stockholder understands that Stockholder (and not the Company) shall be responsible for Stockholder’s own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

h.
There are no actions, suits, proceedings or investigations pending against the  Stockholder or Stockholder’s properties before any court or governmental agency (nor, to Stockholder’s knowledge, is there any threat thereof) which would impair in any way Stockholder’s ability to enter into and fully perform Stockholder’s commitments and obligations under this Agreement or the transactions contemplated hereby.

i.
The execution, delivery and performance of and compliance with this Agreement, and the issuance of the Series A Preferred Stock will not result in any material violation of, or conflict with, or constitute a material default under, any of Stockholder’s articles of incorporation, bylaws, articles of organization/formation or limited liability company operating agreement, if applicable, or any of Stockholder’s material agreements nor result in the creation of any mortgage, pledge, lien, encumbrance or charge against any of Stockholder’s assets or properties or the Series A Preferred Stock.

j.	Stockholder recognizes that no federal, state or foreign agency has recommended or endorsed the purchase of the Series A Preferred Stock.

k.
In addition, the certificates representing the Series A Preferred Stock or Common Stock issuable upon conversion of the Series A Preferred Stock, and any and all securities issued in replacement thereof or in exchange therefor, shall bear such legend as may be required by the securities laws of the jurisdiction in which Stockholder resides.

1.
Stockholder acknowledges that Stockholder has such knowledge and experience in financial and business matters that such Stockholder is capable of evaluating the merits and risks of an investment in the Series A Preferred Stock and the Common Stock issuable upon conversion of the Series A Preferred Stock and of making an informed investment decision.

4.          Representations and Warranties of the Company.  The Company represents and warrants to Stockholders as follows:

a.	The Company is duly organized and validly exists as a corporation in good standing under the laws of the State of Nevada.

b.	The Company has all requisite corporate power and authority to enter into, deliver and perform this Agreement.

c.
All necessary corporate action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Agreement by the Company, and the issuance of the Series A Preferred Stock by the Company pursuant to this Agreement. This Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with the terms of this Agreement, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity, whether considered in a proceeding in equity of law.

5.          Covenants of the Company.  The Company agrees to take all necessary action to amend the Company’s Articles of Incorporation, including obtaining the requisite stockholders’ approval for such amendment, no later than twelve (12) months from the date of this Agreement, to provide that the Board of Directors may designate the voting power of the Preferred Stock, if any, regardless of the equivalent voting ratio to Common Stock.  Upon the effective date of such amendment of the Articles of Incorporation, as provided in the Certificate of Designation, each share of Series A Preferred Stock shall be entitled to vote the equivalent of three (3) shares of Common Stock (as adjusted for any stock splits, reclassification or similar events).

6.          Prohibition of Pledge, Sale or Transfer.

a.
The pledge, sale, offer to sell, contract to sell, assignment, pledge, hypothecation, encumbrance or other transfer, direct or indirect, of the shares of Series A Preferred Stock and the shares of Common Stock issuable upon conversion of such Series A Preferred Stock (collectively, the “Capital Stock”), including (i) the use of the Capital Stock as collateral for any borrowing, or (ii) the granting of purchase options to any other person or entity, shall be prohibited until the earlier to occur of (x) July 20, 2012; or (y) the occurrence of a Change in Control, as defined in the Certificate of Designation; provided, however, that a transfer by a Stockholder, (certified by the Stockholder to the Company that such transfer is for estate planning purposes), to (A) an immediate family member; or (B) a trust, corporation, limited partnership or limited liability company created by a Stockholder and in which the beneficial interest of such trust and/or equity ownership of any such entity is for the principal benefit of the Stockholder and/or the Stockholder’s immediate family, shall be permitted. To the extent of any permitted transfer, such transferred shares of Capital Stock shall be taken by the transferee subject to this Agreement, and shall be subject to the provisions set forth in the Certificate of Designation.

b.
In the event of any stock dividend, stock split, recapitalization, or other change affecting the Company’s outstanding Common Stock effected without receipt of consideration, then any new, substituted, or additional securities distributed to the Stockholder with respect to the Capital Stock shall be immediately subject to the provisions of this Section 6, to the same extent the Capital Stock is at such time covered by such provisions.

c.
Any purported transfer of any of the Capital Stock that is not in accordance with this Agreement shall be null and void, and shall not operate to transfer any right, title or interest in such Capital Stock to the purported transferee. The Stockholder agrees that the Company shall not cause or permit the transfer of any Capital Stock to be made on its books unless the transfer is permitted by this Agreement and has been made in accordance with its terms.

7.           Miscellaneous.

a.
Stockholder agrees not to transfer or assign this Agreement or any of Stockholder’s interest herein and further agrees that the transfer or assignment of the Series A Preferred Stock acquired pursuant hereto shall be made only in accordance with all applicable laws, including such transfers to the Stockholder’s legal heirs and assigns. All statements, representations, warranties, covenants and agreements in this Agreement shall be binding on the parties hereto and shall inure to the benefit of the respective successors and permitted assigns of each party hereto.

b.	Stockholder has read and has accurately completed this entire Agreement including all Exhibits attached hereto.

c.	This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only by a written execution by all parties.

d.
Stockholder acknowledges that Stockholder has been advised to consult with such Stockholder’s own attorney regarding this Agreement and Stockholder has done so to the extent that Stockholder deems appropriate.

e.
This Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Nevada, as such laws are applied by the Nevada courts to agreements entered into and to be performed in Nevada by and between residents of Nevada, and shall be binding upon each Stockholder, each Stockholder’s heirs, estate, legal representatives, successors and assigns and shall inure to the benefit of the Company, its successors and assigns.

f.
If any provision of this Agreement is held to be invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed modified to conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provisions hereof.

g.	All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, singular or plural, as identity of the person or persons may require.

h.	This Agreement may be executed in counterparts and by facsimile, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties have caused this Exchange Offer Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

THWAPR, INC. a Nevada corporation

By:
Name:
Title:

STOCKHOLDERS:

SNK Trust

By:
Gaye Knowles, Its Trustee

By:
Bruce Goldstein

By:
Barry Hall

M. & A. Vecchione LLC

By:
Maurizio Vecchione

By:
David Altshuler

EXHIBIT A

STOCKHOLDERS

Name	Address	Number of Shares of Common Stock Held Prior to Exchange	Number of Shares of Series A Preferred Stock Held After the Exchange
SNK Trust	2nd Floor, International Bazaar, PO Box N-8198, Bay Street, Nassau	102,613,500	34,204,500
Bruce Goldstein	300 Mercer St., 24N New York, New York 10003	11,571,426	3,857,142
Barry Hall	2775 Carlaris Road San Marino, CA 91108	11,571,426	3,857,142
M. & A. Vecchione LLC	645 Ocampo Drive Pacific Palidades, CA 90272	11,571,417	3,857,139
David Altshuler	15332 Antioch Street, #840 Pacific Palisades, CA 90272	3,857,139	1,285,713